UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Ali Donzanti
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2030
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2016 FOURTH QUARTER AND FULL
 YEAR FINANCIAL RESULTS

SAN CARLOS, CA – January 19, 2017 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the fourth quarter and full year ended December 31, 2016.

Fourth Quarter 2016:

•	Total Revenue: $487 million, a 6 percent increase year over year
•	Software Blades Subscriptions Revenues: $110 million, a 26 percent increase year over year
•	GAAP Operating Income: $241 million, representing 50 percent of revenues
•	Non-GAAP Operating Income: $266 million, representing 55 percent of revenues
•	GAAP EPS: $1.31, a 21 percent increase year over year
•	Non-GAAP EPS: $1.46, a 21 percent increase year over year
•	Deferred Revenues: $1,066 million, an 18 percent increase year over year

Full Year 2016:

•	Total Revenue: $1,741 million, a 7 percent increase year over year
•	Software Blades Subscriptions Revenues: $390 million, a 22 percent increase year over year
•	GAAP Operating Income: $852 million, representing 49 percent of revenues
•	Non-GAAP Operating Income: $948 million, representing 54 percent of revenues
•	GAAP EPS: $4.18, a 12 percent increase year over year
•	Non-GAAP EPS: $4.72, a 13 percent increase year over year

“We had a great finish to 2016 with healthy business growth in all geographies and a nice increase in new customer wins. We realized triple digit growth across our focus areas of mobile and advanced threat prevention, while security gateways delivered double digit growth,” said Gil Shwed, founder and chief executive officer, “It’s great to see the business investments made over the past few years coming to fruition and underscoring a strong quarter.”

Financial Highlights for the Fourth Quarter of 2016:
•	Total Revenue: $487 million compared to $458 million in the fourth quarter of 2015.
•	GAAP Operating Income: $241 million compared to $239 million in the fourth quarter of 2015.
•	Non-GAAP Operating Income: $266 million compared to $262 million in the fourth quarter of 2015.
•	GAAP Taxes on Income: $30 million compared to $54 million the fourth quarter of 2015.

©2017 Check Point Software Technologies Ltd. All rights reserved | P. 2

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $222 million compared to $195 million in the fourth quarter of 2015. GAAP earnings per diluted share were $1.31 compared to $1.08 in the fourth quarter of 2015.

•	Non-GAAP Net Income: Non-GAAP net income was $247 million compared to $216 million in the fourth quarter of 2015.
•	Non-GAAP Earnings per Diluted Share: $1.46 compared to $1.20 in the fourth quarter of 2015.
•	Deferred Revenues: As of December 31, 2016, deferred revenues were $1,066 million compared to $906 million as of December 31, 2015.
•	Cash Flow: Cash flow from operations of $183 million compared to $212 million in the fourth quarter of 2015.
•	Share Repurchase Program: During the Fourth quarter of 2016, the company repurchased 3 million shares at a total cost of $248 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,669 million as of December 31, 2016, compared to $3,615 million as of December 31, 2015.

Financial Highlights for the Year Ended December 31, 2016

•	Total Revenues: $1,741 million compared to $1,630 million in 2015.
•	GAAP Operating Income: $852 million compared to $840 million in 2015.
•	Non-GAAP Operating Income: $948 million compared to $927 million in 2015.
•	GAAP Taxes on Income: $172 million compared to $188 million in 2015.
•	GAAP Net Income and Earnings per Diluted Share: GAAP net income was $725 million compared to $686 million in 2015. GAAP earnings per diluted share were $4.18 compared to $3.74 in 2015.
•	Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $818 million compared to $766 million in 2015. Non-GAAP earnings per diluted share were $4.72 compared to $4.17 in 2015.
•	Cash Flow: Cash flow from operations of $923 million compared to $917 million in 2015.
•	Share Repurchase Program: In 2016, the company repurchased approximately 12 million shares at a total cost of $988 million.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

2016 Business Highlights

January – New Data Center & Enterprise Security Gateway Series (15000 & 23000), delivering advanced threat prevention at high speeds.

February – SandBlast Agent, expanding the company’s advanced security and zero-day protection technology to PC endpoint devices.

February – Small Business Security Gateway (700 series), bringing Check Point enterprise-grade security technology to companies with less than 100 employees.

©2017 Check Point Software Technologies Ltd. All rights reserved | P. 3

February – Check Point and IBM Partnership announced an expanding alliance that includes threat intelligence sharing.

March – Next Generation Security Management (R80), building on Check Point’s best-in-class technology to offer IT leaders the ability to consolidate security environments, with unified security policies and automation of security tasks.

April – New Branch Office, Small & Midsize Enterprise Security Gateways (1400, 3000, and 5000), delivering advanced threat prevention technology at the fastest speeds.

May – SandBlast Cloud, delivering Check Point’s advanced threat prevention solutions to Microsoft Office 365 cloud service.

August – SandBlast Agent for Browsers, providing browser level protection against downloading malicious files and breakthrough technology against data theft and phishing sites.

September – Expanded cloud security offering to the Cisco ACI environment.

November – Amazon Cloud certification for Check Point vSEC solution providing advanced threat prevention in the Amazon AWS Cloud.

December – No More Ransom (NMR) Check Point has joined the global project, to contribute our expertise to help develop new solutions and offer new possibilities to the victims of ransomware. Members include enforcement agencies from 22 countries across Europe, as well as The European Commission and cybersecurity specialist companies.

Industry Accolades:  Check Point Technology Leadership in 2016

Gartner
Leader Enterprise Network Firewall Market Quadrant 2016 (17th year in a row)
Leader Unified Threat Management Magic Quadrant 2016 (5th year in a row)
Only vendor to be a Magic Quadrant Leader for both market segments

NSS Labs
Recommended in Next Generation Firewall Test 2016
Recommended in Breach Detection Systems Test 2016
Recommended in Intrusion Prevention Systems Test 2016
13th consecutive NSS Labs win, only vendor with 100% Recommended ratings from NSS Labs

Forrester: Leader in the Forrester Automated Malware Analysts Wave

Common Criteria Certification: Check Point was awarded Common Criteria (CC) certification for R77.30, following a rigorous third-party evaluation and testing process.

CRN Channel Chief Award: Check Point President, Amnon Bar-Lev, was named one of CRN’s 2015 Channel Chiefs for the 9th year in a row.

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Our security research organization has also continued to expose vulnerabilities in today’s internet infrastructure, which included critical vulnerabilities in mobile equipment and applications, such as:

2016 Security Report – Check Point researchers analyzed the activity of more than 31,000 Check Point gateways worldwide, revealing specific details on the challenges enterprises are encountering with unknown malware, attack trends, and the impact of having more mobile devices in the enterprise.

Gooligan – Check Point revealed over one million Google accounts were compromised. This began with Android malware that roots Android devices and steals email addresses and authentication tokens stored on them. With this information, attackers can access users’ sensitive data from Gmail, Google Photos, Google Docs, Google Play, Google Drive, and G Suite.

SideStepper – A vulnerability that can be used to install malicious enterprise apps on iPhone and iPad devices enrolled with a mobile device management (MDM) solution.

EZCast Vulnerability – HDMI dongle-based TV streamer that converts non-connected TVs into smart TVs allowing hacker’s ability to gain unauthorized access to an EZCast subscriber’s home network.

HummingBad – Malware to control 10 million mobile devices globally allowing hackers to manipulate the devices into downloading apps and clicking on advertisements to benefit the coalition of developers behind the malware.

Viking Horde – Android malware campaign on Google Play that conducts ad fraud, but can also be used for other attack purposes such as DDoS attacks, spam messages and more.

Nuclear Exploit Kit – One of the world’s largest attack infrastructures used in the Malware-as-a-Service industry which facilitate the delivery of various types of malware such as ransomware and banking Trojans.

Cerber – Check Point researchers had unprecedented behind-the-scenes insight into one of the largest active ransomware campaigns.

QuadRooter – A set of four vulnerabilities in QualComm chipset drivers making at least 900 million Android smartphones and tablets vulnerable for hackers to gain complete control of devices and unrestricted access to the sensitive personal and enterprise data on them.

ImageGate – A new attack vector which embeds malware in image and graphic files that are sent in social networks such as Facebook.

DressCode – Android malware discovered on Google Play which was embedded into more than 40 apps, and found in more than 400 additional apps on third party app stores. Between 500,000 and 2,000,000 users downloaded the malicious apps from Google Play.

“2016 was a great year for Check Point.  We continued to expand on our industry-leading security platform with the introduction of new and innovative security solutions for the cloud, mobile and advanced threat prevention.  In addition, we introduced a complete refresh of our security gateways products enabling customers to deploy increasing layers of security to address the escalating number of cyberattacks.  As we move into 2017, we continue to focus on providing customers with an industry-leading security platform designed to prevent cyber threats from penetrating the business environment,” concluded Shwed.

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First Quarter 2017 Investor Conference Participation Schedule:

•	Goldman Sachs Technology & Internet Conference 2017 February 16, 2017 –San Francisco, CA

•	JMP Securities 2017 Technology Conference February 27, 2017 –San Francisco, CA

•	Raymond James 38th Annual Institutional Investor Conference March 6, 2017 – Orlando, FL

•	Susquehanna 6th Annual Semi & Technology Conference* March 9, 2017 – New York, NY

* Investor meetings only

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on January 19, 2017, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through January 26, 2017 on the company's website or by telephone at +1.201.612.7415, replay ID number 13652946.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the largest network cyber security vendor globally, providing industry-leading solutions and protecting customers from cyberattacks with an unmatched catch rate of malware and other types of threats. Check Point offers a complete security architecture defending enterprises – from networks to mobile devices – in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes.

©2017 Check Point Software Technologies Ltd. All rights reserved

©2017 Check Point Software Technologies Ltd. All rights reserved | P. 6

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, our continued focus on providing customers with an industry leading security platform designed to prevent cyber security attacks on their evolving infrastructure and our participation in investor conferences during the first quarter of 2017.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
 In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation charges, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues:
Products and licenses	$177,055	$173,993	$572,964	$555,792
Software Blades subscriptions	110,482	88,026	389,885	318,624
Total revenues from products and software blades	287,537	262,019	962,849	874,416
Software updates and maintenance	199,170	196,053	778,452	755,422
Total revenues	486,707	458,072	1,741,301	1,629,838

Operating expenses:
Cost of products and licenses	32,559	31,825	105,967	101,158
Cost of software blades subscriptions	4,146	1,961	10,841	7,623
Total cost of products and software blades	36,705	33,786	116,808	108,781
Cost of Software updates and maintenance	21,475	20,388	83,011	78,468
Amortization of technology	546	546	2,184	1,808
Total cost of revenues	58,726	54,720	202,003	189,057

Research and development	47,741	40,030	178,372	149,279
Selling and marketing	116,824	101,198	420,526	359,804
General and administrative	22,006	23,134	88,130	91,981
Total operating expenses	245,297	219,082	889,031	790,121

Operating income	241,410	238,990	852,270	839,717
Financial income, net	10,494	9,168	44,402	34,073
Income before taxes on income	251,904	248,158	896,672	873,790
Taxes on income	29,950	53,554	171,825	187,924
Net income	$221,954	$194,604	$724,847	$685,866
Basic earnings per share	$1.33	$1.11	$4.26	$3.83
Number of shares used in computing basic earnings per share	167,220	175,907	170,155	179,218
Diluted earnings per share	$1.31	$1.08	$4.18	$3.74
Number of shares used in computing diluted earnings per share	169,557	179,975	173,296	183,619

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$241,410	$238,990	$852,270	$839,717
Stock-based compensation (1)	21,698	19,768	82,732	76,302
Amortization of intangible assets and acquisition related expenses (2)	3,272	3,309	13,130	11,221
Non-GAAP operating income	$266,380	$262,067	$948,132	$927,240

GAAP net income	$221,954	$194,604	$724,847	$685,866
Stock-based compensation (1)	21,698	19,768	82,732	76,302
Amortization of intangible assets and acquisition related expenses (2)	3,272	3,309	13,130	11,221
Taxes on the above items (3)	273	(1,682)	(2,467)	(7,186)
Non-GAAP net income	$247,197	$215,999	$818,242	$766,203

Diluted GAAP Earnings per share	$1.31	$1.08	$4.18	$3.74
Stock-based compensation (1)	0.13	0.11	0.48	0.41
Amortization of intangible assets and acquisition related expenses (2)	0.02	0.02	0.07	0.06
Taxes on the above items (3)	-	(0.01)	(0.01)	(0.04)
Diluted Non-GAAP Earnings per share	$1.46	$1.20	$4.72	$4.17

Number of shares used in computing diluted Non-GAAP earnings per share	169,557	179,975	173,296	183,619

(1) Stock-based compensation:
Cost of products and licenses	$16	$18	$66	$65
Cost of software updates and maintenance	552	410	2,087	1,520
Research and development	3,427	3,008	12,718	11,544
Selling and marketing	5,857	4,238	19,168	16,351
General and administrative	11,846	12,094	48,693	46,822
	21,698	19,768	82,732	76,302

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	546	546	2,184	1,808
Research and development	1,897	1,897	7,588	6,146
Selling and marketing	829	866	3,358	3,267
	3,272	3,309	13,130	11,221
(3) Taxes on the above items	273	(1,682)	(2,467)	(7,186)
Total, net	$25,243	$21,395	$93,395	$80,337

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	December 31,	December 31,
	2016	2015
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$187,428	$192,312
Marketable securities and short-term deposits	1,185,499	1,091,915
Trade receivables, net	478,507	410,763
Prepaid expenses and other current assets	41,021	40,844
Total current assets	1,892,455	1,735,834

Long-term assets:
Marketable securities	2,296,097	2,331,187
Property and equipment, net	61,859	48,692
Severance pay fund	4,617	5,262
Deferred tax asset, net	94,608	65,711
Goodwill and other intangible assets, net	834,167	838,020
Other assets	33,833	45,174
Total long-term assets	3,325,181	3,334,046

Total assets	$5,217,636	$5,069,880

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$814,418	$717,528
Trade payables and other accrued liabilities	351,440	339,325
Total current liabilities	1,165,858	1,056,853

Long-term liabilities:
Long-term deferred revenues	251,166	188,255
Income tax accrual	300,536	283,215
Deferred tax liability, net	-	240
Accrued severance pay	8,953	9,451
	560,655	481,161

Total liabilities	1,726,513	1,538,014

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,139,642	987,331
Treasury shares at cost	(4,956,172)	(4,043,271)
Accumulated other comprehensive loss	(9,250)	(4,250)
Retained earnings	7,316,129	6,591,282
Total shareholders’ equity	3,491,123	3,531,866
Total liabilities and shareholders’ equity	$5,217,636	$5,069,880
Total cash and cash equivalents, marketable securities and short-term deposits	$3,669,024	$3,615,414

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$221,954	$194,604	$724,847	$685,866
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,391	2,817	10,883	10,358
Amortization of intangible assets	953	990	3,853	3,612
Stock-based compensation	21,698	19,768	82,732	76,302
Realized gain on marketable securities	(126)	(113)	(2,993)	(16)
Decrease in trade and other receivables, net	(218,044)	(188,964)	(56,510)	(64,788)
Increase in deferred revenues, trade payables and other accrued liabilities	194,691	208,911	210,904	241,009
Excess tax benefit from stock-based compensation	(9,180)	(13,303)	(17,380)	(19,376)
Deferred income taxes, net	(31,611)	(12,731)	(33,487)	(15,847)
Net cash provided by operating activities	182,726	211,979	922,849	917,120

Cash flow from investing activities:

Cash paid in conjunction with acquisitions, net of acquired cash	-	-	-	(96,544)
Investment in property and equipment	(6,257)	(7,142)	(24,050)	(17,348)
Net cash used in investing activities	(6,257)	(7,142)	(24,050)	(113,892)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	49,357	48,763	129,196	102,852
Purchase of treasury shares	(247,960)	(249,290)	(987,897)	(985,735)
Excess tax benefit from stock-based compensation	9,180	13,303	17,380	19,376
Net cash used in financing activities	(189,423)	(187,224)	(841,321)	(863,507)

Unrealized loss on marketable securities, net	(25,877)	(14,501)	(3,868)	(7,240)

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	(38,831)	3,112	53,610	(67,519)

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,707,855	3,612,302	3,615,414	3,682,933

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,669,024	$3,615,414	$3,669,024	$3,615,414

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

January 19, 2017

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